FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Berens, Kelvin C.	2. Issuer Name and Ticker or Trading Symbol SITEL Corporation SWW		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 10050 Regency Circle, #400	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year November 3, 2002
(Street) Omaha, NE 68114		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								100	I	(1)
Common Stock	11/03/2002		A		3,008	A	$1.745	57,096	I	(2)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Options to Buy								(3)	(3)	Common Stock	4,000	4.390625	4,000	D
Options to Buy								(4)	(4)	Common Stock	4,000	19.	4,000	D
Options to Buy								(5)	(5)	Common Stock	18,000	16.812	18,000	D
Options to Buy								(6)	(6)	Common Stock	67,000	4.7812	67,000	D
Options to Buy								(7)	(7)	Common Stock	18,000	7.2187	18,000	D
Options to Buy								(8)	(8)	Common Stock	10,000	2.5	10,000	D
Options to Buy								(9)	(9)	Common Stock	10,000	2.7	10,000	D

Explanation of Responses:

(1) Held in IRA Account by reporting person's spouse. The reporting person disclaims beneficial ownership of these shares.
(2) These shares are held by a Trust, of which the reporting person is Trustee and members of the reporting person's immediate family are beneficiaries.
(3) The option is exercisable as to all such shares beginning on July 3, 1996 and expires July 3, 2005 and is subject to the terms and provisions of the SITEL Corporation 1995 Non-Employee Directors Stock Option Plan effective as of June 7, 1995, as amended (the "1995 Directors Plan").
(4) The option is exercisable as to all such shares beginning on July 3, 1997 expiring July 3, 2006 and is subject to the terms and provisions of the 1995 Directors Plan.
(5) The option is exercisable as to 6,000 of such shares beginning on each of the dates of the stockholders annual meetings in 1998, 1999 and 2000 and expires June 6, 2007 and is subject to the terms and provisions of the 1995 Directors Plan.
(6) The option is exercisable as to 13,400 shares on each of January 18, 2000, 2001, and 2002, and 2003 and 2004 and expires on January 18, 2009. The option is subject to the terms and provisions in the 1995 Directors Plan.
(7) The option is exercisable as to 6,000 of such shares beginning on each of the dates of the stockholders annual meetings in 2001, 2002, and 2003 and expires May 5, 2010 and is subject to the terms and provisions in the option agreement and the SITEL Corporation 1999 Stock Incentive Plan, as amended (the "1999 Plan").
(8) The option is fully exercisable beginning on May 4, 2002 and expires May 4, 2011 and is subject to the terms and provisions in the option agreement and the 1999 Plan.
(9) The option is fully exercisable beginning on May 3, 2003 and expires May 3, 2012 and is subject to the terms and provisions in the option agreement and the 1999 Plan.

By: /s/ /s/ Teresa A. Beaufait, Attorney-In-Fact for Kelvin C. Berens **Signature of Reporting Person	November 3, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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POWER OF ATTORNEY

for Forms ID, 3, 4 and 5

pursuant to Section 16 of the Securities and Exchange Act of 1934

 KNOW ALL MEN BY THESE PRESENTS, that I hereby constitute and appoint Teresa A. Beaufait, as my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for me and in my name, place, and stead as a director, officer or beneficial owner of more than 10% of the common stock of SITEL Corporation, to sign and file (whether electronically or in paper copy) on my behalf, pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, and the regulations thereunder, any and all Forms ID, 3, 4 and 5, and any amendment thereto, with the United States Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary with respect to such Forms ID, 3, 4 and 5 as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that any such attorney-in-fact and agent, or her substitute or substitutes, lawfully may do or cause to be done by virtue of this power of attorney.  This power of attorney shall remain in effect through December 31, 2003, unless earlier revoked in writing by the undersigned in which case such revocation shall be effective upon receipt by the undersigned.

 Dated:  September 1, 2002.

    /s/  Kelvin C. Berens